                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  for the fiscal year ended January 27, 1995

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         for the transition period from              to


                        Commission File Number: 0-21838


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       INDUSTRIAL SCIENTIFIC CORPORATION


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       Industrial Scientific Corporation
                               1001 Oakdale Road
                         Oakdale, Pennsylvania  15071

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                                  I N D E X
                                  ---------

                                                                      Pages
                                                                      -----

Report of Independent Accountants                                       2

Financial Statements:
  Statement of Net Assets Available for
    Benefits with Fund Information as of December 31, 1995 and 1994     3

  Statement of Changes in Net Assets Available for Benefits with Fund
    Information for the year ended December 31, 1995                    4

  Notes to Financial Statements                                        5-8


Supplemental Schedules:
  Line 27a - Schedule of Assets Held For Investment Purposes as of
    December 31, 1995                                                   9

  Line 27d - Schedule of Reportable Transactions for the year ended
    December 31, 1995                                                  10

                      REPORT  OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------

To the Board of Directors of
        Industrial Scientific Corporation:

We have audited the accompanying statement of net assets available for benefits of Industrial Scientific Corporation Profit Sharing Plan (Plan) as of December 31, 1995, and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report on the Plan dated May 30, 1995, we did not express an opinion on the 1994 financial statements and supplemental schedules taken as a whole. As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under The Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to information certified by The Principal Financial Group and Integra Trust Company, the custodians of the Plan. Subsequent to the issuance of this report, auditing procedures were performed with respect to the information certified by the custodians. Accordingly, our present opinion on the 1994 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Pittsburgh, Pennsylvania
June 7, 1996

                      INDUSTRIAL  SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1995 and 1994
                                    _______


                                                                        Vanguard  Vanguard
                                        Integra   Principal               Fixed    Indexed
                                         Money      Fixed                Income   Trust 500   Fidelity
                                        Market     Income      Loan     Security  Portfolio   Balanced      Janus
                                         Fund       Fund       Fund       Fund       Fund       Fund        Fund       Total
                                        ---------------------------------------------------------------------------------------
                                                                                 1995
                                        ---------------------------------------------------------------------------------------
Investments, at fair value (Note 3)     $13,065  $1,582,721  $139,542  $1,110,589  $940,951  $1,119,307  $1,709,844  $6,616,019

Amounts due from employer (Note 6)          -         -         -          39,298    31,393      51,038      62,448     184,177

Interest and dividends receivable           -         -         -             249    11,233      12,376      94,018     117,876
                                        -------  ----------  --------  ----------  --------  ----------  ----------  ----------

Net assets available for benefits       $13,065  $1,582,721  $139,542  $1,150,136  $983,577  $1,182,721  $1,866,310  $6,918,072
                                        =======  ==========  ========  ==========  ========  ==========  ==========  ==========
                                        ---------------------------------------------------------------------------------------
                                                                                 1994
                                        ---------------------------------------------------------------------------------------
Investments, at fair value (Note 3)     $ 1,283  $1,892,574  $ 96,268  $  692,922  $368,686  $  635,320  $  909,818  $4,596,871

Amounts due from employer (Note 6)         -         -           -         38,157    25,817      46,532      57,494     168,000

Employee contributions receivable          -         -           -          2,179     1,508       2,821       3,597      10,105

Interest and dividends receivable          -         -           -          3,487     5,403         -        19,178      28,068
                                        -------  ----------  --------  ----------  --------  ----------  ----------  ----------

Net assets available for benefits       $ 1,283  $1,892,574  $ 96,268  $  736,745  $401,414  $  684,673  $  990,087  $4,803,044
                                        =======  ==========  ========  ==========  ========  ==========  ==========  ==========



The accompanying notes are an integral part of the financial statements.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the year ended December 31, 1995
                                    _______

                                                                        Vanguard    Vanguard
                                        Integra   Principal               Fixed      Indexed
                                         Money      Fixed                Income     Trust 500   Fidelity
                                        Market     Income      Loan     Security    Portfolio   Balanced      Janus
                                         Fund       Fund       Fund       Fund         Fund       Fund        Fund       Total
                                        ----------------------------------------------------------------------------------------
                                                                                 1995
                                        ----------------------------------------------------------------------------------------
Net assets available for benefits,
beginning of year                       $ 1,283  $1,892,574   $ 96,268  $  736,745  $401,414  $  684,673  $  990,087  $4,803,044

Additions:
  Employee contributions                  5,739      -            -         89,030    77,575     118,202     142,164     432,710
  Employer contributions (Note 6)          -         -            -        150,183   124,637     198,072     241,794     714,686
  Rollover contributions                   -         -            -          4,007     4,007      27,267      22,266      57,547
  Net appreciation                         -         -            -         52,196   207,269      82,035     249,987     591,487
  Investment income                        -        108,827       -           -         -           -           -        108,827
  Interest and dividend income            3,098      -           9,580      59,669    20,579      40,473      94,018     227,417
                                        -------  ----------   --------  ----------  --------  ----------  ----------   ---------
  Total additions                         8,837     108,827      9,580     355,085   434,067     466,049     750,229   2,132,674

Deductions:
  Withdrawals                              -          1,169       -          1,790     4,504       2,227       4,662      14,352
  Expenses                                3,294       -           -           -         -           -           -          3,294
                                        -------  ----------   --------  ----------  --------  ----------  ----------   ---------
  Total deductions                        3,294       1,169       -          1,790     4,504       2,227       4,662      17,646

Transfers:
  Transfers for participants' loans,
    net of repayment                       -          -         33,694       6,378    (2,122)    (15,122)    (22,828)      -
  Interfund transfers                     6,239       -           -        (33,176)  (15,304)    (11,593)     53,834       -
  Transfers to new trustee                 -       (417,511)      -         86,894   170,026      60,941      99,650       -
                                        -------  ----------   --------  ----------  --------  ----------  ----------   ---------
    Net transfers                         6,239    (417,511)    33,694      60,096   152,600      34,266     130,656       -

Net increase (decrease)                  11,782    (309,853)    43,274     413,391   582,163     498,048     876,223   2,115,028
                                        -------  ----------   --------  ----------  --------  ----------  ----------   ---------
Net assets available for benefits,
  end of year                           $13,065  $1,582,721   $139,542  $1,150,136  $983,577  $1,182,721  $1,866,310  $6,918,072
                                        =======  ==========   ========  ==========  ========  ==========  ==========  ==========

The accompanying notes are an integral part of the financial statements.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                    _______


1.  Description of Plan:
    -------------------

    Industrial Scientific Corporation Profit Sharing Plan (the Plan), established as of May 1, 1985, is a defined contribution plan covering substantially all employees who have completed one year of service.

    Generally, the Plan provides that employees may make regular pre-tax contributions of 1% to 15% of their salaries. The Plan provides a number of investment options. Employees direct that their contribution be invested entirely in one fund or allocated among all funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions among funds are permitted pursuant to the Plan provisions.

    When profitable, Industrial Scientific Corporation (the Company) has committed to match employee salary deferrals at 50%, up to 6% of eligible employee compensation. During 1995 and 1994, the Company made additional discretionary contributions, increasing the total Company match to $1.00 for every $1.00 of employee salary deferrals and $2.00 for every $1.00 of employee salary deferrals, respectively. In no event, however, shall such contributions for any year exceed the maximum amount deductible from the Company's income for such year under the provisions of the Internal Revenue Code.

    Participants are fully vested in the value of their contribution at all times and become vested in employer contributions over a 7-year period. Participants' loans may be granted subject to specified limitations and only against that portion of their account that is vested. Loans, which bear interest at a rate of prime plus 2%, are collateralized by the vested portion of the participant's account and repayments are made through payroll deductions. Loans were made in the amount of $75,930 and $69,688 for the years ended December 31, 1995 and 1994, respectively.

    Effective January 1, 1994, the Company changed the custodian of the Plan from The Principal Financial Group to Integra Trust Company. The transfer of funds held by The Principal Financial Group will occur over a three-year period since the investments held are primarily guaranteed insurance contracts and mature at various dates through 1996.


2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    The financial statements of the Plan have been prepared on the accrual basis and in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

       Investment Income:
       -----------------

       Investment income included in the Principal Fixed Income Fund is comprised of interest income and the net appreciation (depreciation) in the fair value of guaranteed investment contracts which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. A breakdown of the components of investment income and the net appreciation (depreciation) in the fair value of the guaranteed investment contracts is not available from The Principal Financial Group.

                                    _______


2.  Summary of Significant Accounting Policies, continued:
    ------------------------------------------

       Dividend and Interest Income:
       ----------------------------

       Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

       Net  Appreciation (Depreciation) in Value of Investments:
       --------------------------------------------------------

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and, in accordance with the policy of stating investments at fair value, the unrealized appreciation (depreciation) on those investments.

       Withdrawals:
       -----------

       Withdrawals are recorded when paid.

       Other:
       -----

       Primarily all administrative expenses are paid by the Company and are not expenses of the Plan.

       Forfeitures:
       -----------

       Forfeited, non-vested accounts are allocated to the remaining participant accounts when forfeited.

       Allocations to Participant Accounts:
       -----------------------------------

       Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and forfeitures and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Use of Estimates:
       ----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                                    _______


3.      Investments:
        -----------

        Participants may direct employee and employer contributions into the following four investment options:

                Vanguard Fixed Income Security Fund: The Vanguard Fixed Income
                -----------------------------------
                Security Fund invests primarily in corporate bonds, United States treasury securities and highly rated bank instruments with a two to three year average maturity.

                Vanguard Indexed Trust 500 Portfolio Fund: The Vanguard Indexed
                -----------------------------------------
                Trust 500 Portfolio Fund invests in equities which parallel the Standard and Poors 500 Index and is heavily weighted towards blue-chip companies with a large market capitalization.

                Fidelity Balanced Fund: The Fidelity Balanced Fund invests
                ----------------------
                primarily in investment grade bonds and high yield stocks, with at least 25% of the portfolio invested in fixed income securities.

                Janus Fund: The Janus Fund invests in liquidly traded securities
                ----------
                with a large market capitalization.

        Investments at December 31, 1995  were as follows:

           Description                        Units      Unit Value    Fair Value
           -----------                        -----      ----------    ----------
Integra Money Market Fund                     13,065       $ 1.00      $   13,065
Principal Fixed Income Fund*                     -            -         1,582,721
Loan Fund                                        -            -           139,542
Vanguard Fixed Income Security Fund*         101,796         10.91      1,110,589
Vanguard Indexed Trust 500 Portfolio Fund*    16,336         57.60        940,951
Fidelity Balanced Fund*                       82,789         13.52      1,119,307
Janus Fund*                                   74,212         23.04      1,709,844
                                                                       ----------
                                                                       $6,616,019
                                                                       ==========


        Investments at December 31, 1994  were as follows:

           Description                        Units      Unit Value    Fair Value
           -----------                        -----      ----------    ----------
Integra Money Market Fund                     1,283      $ 1.00        $    1,283
Principal Fixed Income Fund*                    -           -           1,892,574
Loan Fund                                       -           -              96,268
Vanguard Fixed Income Security Fund*         67,274       10.30           692,922
Vanguard Indexed Trust 500 Portfolio Fund*    8,580       42.97           368,686
Fidelity Balanced Fund*                      51,694       12.29           635,320
Janus Fund*                                  48,446       18.78           909,818
                                                                       ----------
                                                                       $4,596,871
                                                                       ==========

        *These funds exceed five percent of the net assets available for benefits.

                                    _______


3.      Investments, continued:
        -----------

        At December 31, 1995 and 1994, all investments are held by Integra Trust Company with the exception of the Fixed Income Fund which is held by The Principal Financial Group. The Money Market Fund is comprised of short-term money market instruments such as commercial paper, U.S. Treasury bills and certificates of deposit (less than one year) and is stated at cost which approximates fair value. The Fixed Income Fund is a guaranteed investment which has been stated at cost plus reinvested earnings, which approximates contract value and as of December 31, 1995, approximates fair value. Participant loans are valued based on the original loan value less principal repayments which approximates fair value. Mutual fund shares are valued at the fair value of the underlying assets.

        Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits. The Plan's assets also include certain investments in guaranteed investment contracts (Fixed Income
        Fund). The Plan's ultimate realization of amounts invested in such contracts is dependent on the continued financial stability of the insurance company that issued the contracts.


5.      Tax Status:
        ----------

        The United States Treasury Department has advised that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes under provisions of Section 501(a). Additionally, employee contributions to the Plan, subject to certain IRC limits, are also exempt from federal income taxes of the employee. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently is being operated in compliance with applicable requirements of the IRC.


6.      Plan Termination:
        ----------------

        The Plan may be terminated by the Company; however, management currently has no intention of terminating the Plan. In the event of Plan termination, participants are always fully vested in the value of their accounts.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1995
                                    _______

Identity of Issue, Borrower, Lessor   Description                            Current
         or Similar Party            of Investment               Cost         Value
- -----------------------------------  ----------------         ----------- -----------
Integra Money Market Fund                  -                  $   13,065  $   13,065
Principal Fixed Income Fund          Fixed income contract
                                     #4-06317;
                                     maturity date 12/31/96;
                                     interest rates of 6.6%
                                     - 6.8%                    1,582,721   1,582,721
Loan Fund                            Interest rates of 7.7%
                                     - 11%                          -        139,542
Vanguard Fixed Income Security Fund            -               1,094,207   1,110,589
Vanguard Indexed Trust 500
 Portfolio Fund                                -                 736,431     940,951
Fidelity Balanced Fund                         -               1,079,878   1,119,307
Janus Fund                                     -               1,493,556   1,709,844
                                                              ----------  ----------
                                                              $5,999,858  $6,616,019
                                                              ==========  ==========

                      INDUSTRIAL  SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1995
                                    _______


                                                                                      Cost and Current
                                                                                       Value of Asset         Gain/(Loss)
Identity of Party Involved   Description of Asset   Purchase Price   Selling Price    on Transaction Date    on Transaction
- --------------------------   --------------------   --------------   -------------    -------------------    --------------
Integra Trust Company        Investor Prime
                              Obligators
                              Money Market          $1,612,190 (1)         -              $1,612,190                 -
                                                     1,600,429       $1,600,429 (2)        1,600,429                 -

                             Fidelity
                              Balanced Fund           397,723 (3)         -                 397,723                 -
                                                        19,803           19,757 (4)           19,803             $  (46)

                             Janus Fund               576,127 (5)         -                 576,127                 -
                                                        43,281           45,969 (6)           43,281              2,688

                             Vanguard Fixed
                              Income
                              Security Fund           344,193 (7)         -                 344,193                 -
                                                        45,551           45,464 (8)           45,551                (87)

                             Vanguard Indexed
                              Trust 500
                              Portfolio Fund          367,243 (9)          -                367,243                 -
                                                        17,589           20,177 (10)          17,589              2,588


(1) Represents 57 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(2) Represents 35 sales transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(3) Represents 27 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(4) Represents 6 sales transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(5) Represents 26 purchase transactions, one of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(6) Represents 7 sales transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(7) Represents 24 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(8) Represents 7 sales transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(9) Represents 24 purchase transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.
(10) Represents 4 sales transactions, none of which individually exceed 5% of the fair value of plan assets at the beginning of the year.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       INDUSTRIAL SCIENTIFIC CORPORATION
                                       PROFIT SHARING PLAN




Date:                                  By:
     -------------------------------       -------------------------------------
                                           Name: James P. Hart
                                           Title: Vice President of Finance and
                                                  Chief Financial Officer